United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Electro Rent Corporation

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

285218103

(CUSIP Number)

Eva M. Kalawski, Esq.

Platinum Equity Advisors, LLC

360 North Crescent Drive, South Building

Beverly Hills, CA 90210

(310) 712-1850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on June 7, 2016 (the “Statement”), relating to the common stock, no par value (the “Common Stock”), of Electro Rent Corporation, a California corporation, (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented as follows:

Restated Merger Agreement

On June 23, 2016, the Issuer entered into an Amended and Restated Agreement and Plan of Merger (the “Restated Merger Agreement”) with Parent and Merger Sub, which amends and restates the Merger Agreement of May 27, 2016 (hereinafter, the “Original Merger Agreement”). Pursuant to the Restated Merger Agreement,

•	the Merger Consideration is increased from $13.12 per share to $15.50 per share; and

•	the termination fee that the Issuer will be required to pay Parent is increased from $11.3 million to $19.1 million. The termination fee is payable upon the Issuer’s termination of the Restated Merger Agreement under specified circumstances (generally in the event the board of directors of the Issuer changes its recommendation that its shareholders approve the Restated Merger Agreement and the Merger, or elects to pursue a superior acquisition proposal from a third party).

The increase in the Merger Consideration was prompted by the Issuer’s receipt of an unsolicited offer from another bidder. Under the terms of the Restated Merger Agreement, the Issuer has the right to solicit a superior proposal from that other bidder prior to the end of the day on June 28, 2016. After that time, the Issuer will be subject to customary no-shop provisions, subject to the board of directors’ fiduciary obligation to evaluate unsolicited offers that would reasonably be expected to lead to a superior proposal.

Except as set forth above, the terms and conditions of the Restated Merger Agreement are substantially similar to those of the Original Merger Agreement.

The foregoing description of the Restated Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Restated Merger Agreement and is incorporated herein by reference. A copy of the Restated Merger Agreement is filed as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented as follows:

Exhibit Number	Description

7	Amended and Restated Agreement and Plan of Merger dated June 23, 2016 among Elecor Intermediate Holding II Corporation, Elecor Merger Corporation and Electro Rent Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed June 24, 2016 by Electro Rent Corporation)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2016

ELECOR INTERMEDIATE HOLDING II CORPORATION

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President and Treasurer

ELECOR INTERMEDIATE HOLDING CORPORATION

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President and Treasurer

ELECOR HOLDING CORPORATION

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	President and Treasurer

PLATINUM EQUITY CAPITAL PARTNERS III, L.P.

By: Platinum Equity Partners III, LLC, its general partner
By: Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

PLATINUM EQUITY PARTNERS III, LLC

By: Platinum Equity Investment Holdings III, LLC, its senior managing member

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

PLATINUM EQUITY INVESTMENT HOLDINGS III, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Vice President and Treasurer

PLATINUM EQUITY, LLC

By:	/s/ Mary Ann Sigler
Name:	Mary Ann Sigler
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Tom Gores

/s/ Mary Ann Sigler
Mary Ann Sigler, Attorney-in-Fact for Tom Gores